AMERCIAN FINANCIAL GROUP, INC. AND SUBSIDIARIES

EXHIBIT 12 - COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(Dollars in Thousands)

	Three Months Ended	Year Ended
	March 31, 2006	December 31, 2005

Pretax income	$160,599	$320,940
Minority interest in subsidiaries having
fixed charges	7,778	28,096
Less undistributed equity in losses of investee	693	7,823
Fixed charges:
Interest on annuities	83,275	341,593
Interest expense	18,472	79,369
Debt discount and expense	423	3,890
Portion of rentals representing interest	2,571	10,285

EARNINGS	$273,811	$791,996

Fixed charges:
Interest on annuities	$ 83,275	$341,593
Interest expense	18,472	79,369
Debt discount and expense	423	3,890
Portion of rentals representing interest	2,571	10,285

FIXED CHARGES	$104,741	$435,137

Ratio of Earnings to Fixed Charges	2.61	1.82

Earnings in Excess of Fixed Charges	$169,070	$356,859

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